                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 30)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   893-617-209
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                                 (214) 692-4758
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 5, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  893-617-209                                                    PAGE 2
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         AMERICAN REALTY TRUST, INC.                                            54-0697989

-----------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .............................................................................................
         (b)  .............................................................................................

-----------------------------------------------------------------------------------------------------------

     3)  SEC Use Only .....................................................................................

-----------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ...............................................................

-----------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)
 ...........................................................................................................

-----------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                                   GEORGIA

-----------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                                         1,200,069

Number of         -----------------------------------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                                          -0-
Owned by          -----------------------------------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                                    1,200,069
Person            -----------------------------------------------------------------------------------------
With
                  10)  Shared Dispositive Power                                    -0-
-----------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                            1,200,069
-----------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ...........................................................................................................

-----------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                          31.0%
-----------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                                 CO

CUSIP NO. 893-617-209                                                     PAGE 3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         BASIC CAPITAL MANAGEMENT, INC.                                         75-2261065

-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .............................................................................................
         (b)  .............................................................................................

-------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only .....................................................................................

-------------------------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ...............................................................

-------------------------------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                   NEVADA

-------------------------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                         421,277
Number of
Shares            -------------------------------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                         -0-
Owned by
Each              -------------------------------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                    421,277
Person
With              -------------------------------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                   -0-

-------------------------------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person          421,277

-------------------------------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                      10.9%
-------------------------------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                             CO
-------------------------------------------------------------------------------------------------------------------

CUSIP NO.  893-617-209                                                    PAGE 4
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         CONTINENTAL MORTGAGE AND EQUITY TRUST                         94-2738844

-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .............................................................................................
         (b)  .............................................................................................

-------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only .....................................................................................

-------------------------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ...............................................................

-------------------------------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                   CALIFORNIA

-------------------------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                           79,500
Number of
Shares            -------------------------------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                           -0-
Owned by
Each              -------------------------------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                      79,500
Person
With              -------------------------------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                     -0-

-------------------------------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                               79,500

-------------------------------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                                         2.1%
-------------------------------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                                OO
-------------------------------------------------------------------------------------------------------------------

CUSIP NO.  893-617-209                                                    PAGE 5
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         SYNTEK ASSET MANAGEMENT, L.P.                                 75-2311348

-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .............................................................................................
         (b)  .............................................................................................

-------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only .....................................................................................

-------------------------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ...............................................................

-------------------------------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                     DELAWARE

-------------------------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                            26,475
Number of
Shares            -------------------------------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                           -0-
Owned by
Each              -------------------------------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                       26,475
Person
With              -------------------------------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                     -0-

-------------------------------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                               26,475

-------------------------------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                                         0.7%

-------------------------------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                                PN
-------------------------------------------------------------------------------------------------------------------

CUSIP NO.  893-617-209                                                    PAGE 6
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         THE GENE E. PHILLIPS CHILDREN'S TRUST                                  13-6599759

-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .............................................................................................
         (b)  .............................................................................................

-------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only .....................................................................................

-------------------------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ...............................................................

-------------------------------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                    TEXAS

-------------------------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                         46,500
Number of
Shares            -------------------------------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                        -0-
Owned by
Each              -------------------------------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                    46,500
Person
With              -------------------------------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                  -0-

-------------------------------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                               46,500

-------------------------------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ...........................................................................................................

-------------------------------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                                         1.2%

-------------------------------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                                OO
-------------------------------------------------------------------------------------------------------------------

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                              CUSIP NO. 893 617 209


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TCI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on January 9, 1997. The principal executive offices of TCI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and The Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

     ART, BCM, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P. BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART:

Name                          Position(s) with ART
----                          --------------------
Oscar W. Cashwell             Director
Al Gonzalez                   Director
Roy E. Bode                   Director
Cliff Harris                  Director

Name                          Position(s) with ART
----                          --------------------
Karl L. Blaha                 Director\President

Thomas A. Holland             Executive Vice President and
                              Chief Financial Officer
Bruce A. Endendyk             Executive Vice President

Randall M. Paulson            Executive Vice President

Steven K. Johnson             Executive Vice President -
                              Residential Asset Management

Robert A. Waldman             Senior Vice President, Secretary
                              and General Counsel

Drew D. Potera                Vice President and Treasurer

     Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell is a real estate consultant for BCM. Mr. Cashwell is a citizen of the United States of America.

     Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of Age Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Mr. Harris' business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President-Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President and Treasurer of BCM. Mr. Potera is a citizen of the United States of America.

     (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                               Position(s) with BCM
----                               --------------------
Ryan T. Phillips                   Director

Mickey Ned Phillips                Director

Randall M. Paulson                 President

Thomas A. Holland                  Executive Vice President and
                                   Chief Financial Officer

Clifford C. Towns, Jr.             Executive Vice President -
                                   Finance

Karl L. Blaha                      Executive Vice President -
                                   Commercial Asset Management

Steven K. Johnson                  Executive Vice President -
                                   Residential Asset Management

Bruce A. Endendyk                  Executive Vice President

A. Cal Rossi, Jr.                  Executive Vice President

Cooper B. Stuart                   Executive Vice President

Dan S. Allred                      Senior Vice President -
                                   Land Development

Robert A. Waldman                  Senior Vice President, General
                                   Counsel and Secretary

Name                               Position(s) with BCM
----                               --------------------
Drew D. Potera                     Vice President, Treasurer
                                   and Securities Manager

     Information with respect to Messrs. Paulson, Holland, Blaha, Johnson, Endendyk, Waldman and Potera is disclosed in (I) above.

     Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

     Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

     (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and trustee of CMET:

Name                               Position(s) with CMET
----                               ---------------------
Richard W. Douglas                 Trustee

Larry E. Harley                    Trustee

R. Douglas Leonhard                Trustee

Murray Shaw                        Trustee

Ted P. Stokely                     Trustee

Name                               Position(s) with CMET
----                               ---------------------
Martin L. White                    Trustee

Edward G. Zampa                    Trustee

Randall M. Paulson                 President

Thomas A. Holland                  Executive Vice President, Chief
                                   Financial Officer and Secretary

Karl L. Blaha                      Executive Vice President -
                                   Commercial Asset Management

Steven K. Johnson                  Executive Vice President -
                                   Residential Asset Management

Bruce A. Endendyk                  Executive Vice President

Robert A. Waldman                  Senior Vice President
                                   and General Counsel

Drew D. Potera                     Vice President and Treasurer

     Information with respect to Messrs. Paulson, Holland, Blaha, Johnson, Endendyk, Waldman and Potera is disclosed in (I) and (II) above.

     Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is President of Dallas Chamber of Commerce. Mr. Douglas is a citizen of the United States of America.

     Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

     Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

     Mr. Shaw's business address is 3713 Ebony, Hollow Pass, Austin, Texas 78739. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

     Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing
Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

     Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

     Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

     (IV) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     Information with respect to Mr. Phillips is disclosed in (III) above.

     (V) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Gene E. Phillips is disclosed in (III) above.

     Donald W. Phillips' business address is 10670 North Central
Expressway, Suite 515, Dallas, Texas 75231. Mr. D. Phillips' present principal occupation is President and owner of Big D Oil Field
Equipment Sales. Mr. D. Phillips is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read as follows:

     (a) Share Ownership

     The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                                                            Shares owned Directly
                                                           ------------------------
                                                           Number of     Percent of
Name                                                        Shares        Class (1)
----                                                       ---------     ----------
ART                                                        1,200,069       31.0%
BCM                                                          421,277       10.9%
CMET                                                          79,500        2.1%
SAMLP                                                         26,475        0.7%
GEP TRUST                                                     46,500        1.2%

                                    TOTAL                  1,773,821       45.9%

                                                          Shares owned Beneficially
                                                        ----------------------------
                                                        Number of         Percent of
Name                                                     Shares            Class (1)
----                                                    ---------         ----------
ART                                                     1,200,069            31.0%
BCM                                                       421,277            10.9%
CMET                                                       79,500             2.1%
SAMLP                                                      26,475             0.7%
GEP Trust                                                  46,500             1.2%
Gene E. Phillips                                           46,500             1.2%
Ryan T. Phillips (3) (5)                                  421,277            10.9%
Al Gonzalez (2)                                         1,200,069            31.0%
Roy E. Bode (2)                                         1,200,069            31.0%
Oscar W. Cashwell (2)                                   1,200,069            31.0%
Cliff Harris (2)                                        1,200,069            31.0%
Karl L. Blaha (2)                                       1,200,069            31.0%
Richard W. Douglas (4)                                     79,500             2.1%
Larry E. Harley (4)                                        79,500             2.1%
R. Douglas Leonhard (4)                                    79,500             2.1%
Murray Shaw (4)                                            79,500             2.1%
Martin L. White (4)                                        79,500             2.1%
Ted P. Stokely (4)                                         79,500             2.1
Edward G. Zampa (4)                                        79,500             2.1%

Total Shares beneficially
  owned by Reporting Persons                            1,773,821            45.9%

(1) Percentage calculations are based upon 3,872,505 Shares outstanding at July 31, 1998. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by CMET by virtue of the relationship to CMET described in Item 2.

(5) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2.

(6) May be deemed to be a beneficial owner of the Shares held directly by GEP Trust by virtue of the relationship to GEP Trust as described in Item 2.

     (b) Voting and Dispositive Power

     Each of the directors of ART share voting and dispositive power over the 1,200,069 Shares held by ART. The directors of BCM have voting and dispositive power over the 421,277 Shares held by BCM. Each of the trustees of CMET share voting and disposition power over the 79,500 Shares held by CMET. The General Partner of SAMLP has complete voting and dispositive power over the 26,475 Shares held by SAMLP. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

     (c) Transactions in Securities

     The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                                Number      Price       Type of
Person                    Date         of Shares     Per Share   Transaction
---------               --------       ---------     ---------   -----------
BCM                     06/05/98          500        $ 15.250    Open Market
BCM                     06/08/98        2,200        $ 15.250    Open Market
BCM                     06/09/98          300        $ 15.250    Open Market
BCM                     06/29/98          586        $ 14.6418   Open Market
ART                     06/29/98          479        $ 14.6418   Open Market
BCM                     08/05/98          600        $ 14.50     Open Market

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read as follows:

     ART has pledged 7,500 shares to Arnold Securities, pledged 22,692 shares to BA Investment Services, pledged 248,805 shares to Bear Stearns, pledged 7,350 shares to Brown & Company, pledged 38,875 shares to CJ Lawrence\DM, pledged 6,000 shares to Chase Securities, pledged 76,500 shares to Dain Rauscher, pledged 169,230 shares to Dean Witter (CA), pledged 57,000 shares to First Southwest, pledged 22,500 shares to First Union Brokerage, pledged 18,000 shares to Hambrecht & Quist, pledged 35,000 shares to J.C. Bradford, pledged 30,307 shares to Legg Mason (TX), pledged 3,000 shares to Marsh Block, pledged 14,650 shares to May Financial, pledged 46,800 shares to McDonald & Company, pledged 73,891 shares to Morgan Keegan, pledged 24,000 shares to Mutual Securities, pledged 22,000 shares to Raymond James, pledged 33,500 shares to Regions Investment, pledged 3,786 shares to Roney & Co., pledged 15,825 shares to Securities America, pledged 36,040 shares to Southland Securities, pledge 24,000 shares to Southwest Securities, pledged 37,250 shares to Tucker Anthony, pledged 11,000 shares to Wachovia and pledged 38,662 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

     ART has also pledged 75,406 shares to United Pacific Bank pursuant to a loan agreement with such lender.

     BCM has pledged 10,700 shares to American Express Financial, pledged 15,350 shares to BA Investment Services, pledged 88,539 shares to Bear Stearns, pledged 6,000 shares to Brown & Co., pledged 6,000 shares to CJ Lawrence\DM, pledged 5,100 shares to Cutter & Co., pledged 39,000 shares to Dain Rauscher, pledged 22,617 shares to Dean Witter (CA), pledged 22,250 shares to First Southwest, pledged 10,250 shares to First Union Brokerage, pledged 6,550 shares to Gruntal & Co., pledged 6,450 shares to Hambrecht & Quist, pledged 16,913 shares to J.C. Bradford, pledged 9,092 shares Legg Mason (TX), pledged 10,500 shares to McDonald & Company, pledged 44,872 shares to Morgan Keegan, pledged 19,500 shares to Raymond James, ledged 3,000 shares to Regions Investment, pledged 14,750 shares to Pobb,Peck,McCooey, pledged 9,350 shares to Robert Baird, pledged 744 shares to Southland Securities, pledged 11,700 shares to Wachovia, pledged 38,050 shares to Wedbush Morgan and pledged 4,000 shares to Wheatfirst in stock margin accounts maintained by it with such brokers.

     CMET has pledged 79,500 shares to Dean Witter (CA) in stock margin accounts maintained by it with such broker.

     SAMLP has pledged 26,475 shares to Bear Stearns in stock margin accounts maintained by it with such broker.

     The GEP Trust has pledged 46,500 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998.

                                           AMERICAN REALTY TRUST, INC.


                                      By:  /s/Karl L. Blaha
                                           -------------------------------------
                                           Karl L. Blaha
                                           President



                                           BASIC CAPITAL MANAGEMENT, INC.


                                      By:  /s/Drew D. Potera
                                           -------------------------------------
                                           Drew D. Potera
                                           Vice President and Treasurer



                                           CONTINENTAL MORTGAGE AND EQUITY TRUST


                                      By:  /s/Drew D. Potera
                                           -------------------------------------
                                           Drew D. Potera
                                           Vice President and Treasurer



                                           SYNTEK ASSET MANAGEMENT, L.P.
                                      By:  SYNTEK ASSET MANAGEMENT, INC.,
                                           its general partner


                                      By:  /s/Drew D. Potera
                                           -------------------------------------
                                           Drew D. Potera
                                           Vice President and Treasurer



                                           GENE E. PHILLIPS CHILDREN'S TRUST


                                      By:  /s/Donald W. Phillips
                                           -------------------------------------
                                           Donald W. Phillips
                                           Trustee